

20013929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL Processing

PUBLIC

JUL 0 7 2020

Washington DC

SEC FILE NUMBER

8-09728

8-69555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **April 1, 2019** AND ENDING **March 31, 2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ambit America Inc**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

370 Lexington Ave, Suite 803

(No. and Street)

New York   **N.Y.**   **10017**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray   917-238-1263

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway   **New York**   **N.Y.**   **10018**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Ambit America Inc._____ , as of March 31 _____, 2020___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified in New York County
My Commission Expires 12-15-2021

_____ 7/1/2020

Notary Public

_____
Signature

CFo

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMBIT AMERICA INC.
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
MARCH 31, 2020
As a public document

AMBIT AMERICA INC.
CONTENTS



1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ambit America Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ambit America Inc. as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ambit America Inc. as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ambit America Inc.'s management. Our responsibility is to express an opinion on Ambit America Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ambit America Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Ambit America Inc.'s auditor since 2017.
New York, New York
July 1, 2020



PrimeGlobal | *An Association of Independent Accounting Firms*

1

AMBIT AMERICA INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

Assets

Cash	$	538,227
Due from Affiliate		712,347
Receivable from Clients		832
Property and Equipment (net of accumulated depreciation of $18,085)		15,879
Right of Use Assets		137,857
Other Assets		31,821
Total Assets	$	1,436,963

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable	$	49,335
Income Taxes Payable		2,460
Lease Liability		150,064
Total Liabilities		201,859

Stockholder's Equity

Common stock - $100 par value, 20,000 shares authorized, 9,500 shares, issued and outstanding		950,000
Retained Earnings		285,104
Total Stockholder's Equity		1,235,104
Total Liabilities and Stockholder's Equity	$	1,436,963

The accompanying notes are an integral part of this financial statement.

AMBIT AMERICA INC.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2020

1. Organization and nature of business

Ambit America, Inc. (the "Company"), a majority owned subsidiary of Ambit Private Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its India affiliate, Ambit Capital Private Limited (the "Affiliate") under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports under the same Rule.

The Company operates and conducts its business from its office in New York City.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The functional currency of the Company is the U.S. Dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less, at the time of purchase, to be cash equivalents. At March 31, 2020, the Company did not have any cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives for office equipment over two to five years, computers over three to six years, and furniture over ten years.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. At March 31, 2020, the company does not have any deferred tax assets or liabilities.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state, local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2017. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recently Adopted and Issued Pronouncements

Effective April 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating lease is included in Right of Use Assets (ROU) assets. The operating ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As the Company's lease does not provide an implicit rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company's sole lease provides for annual increases of 3.25% in future minimum annual rental payments as scheduled in the lease. The Company's lease agreement contains related non-lease components (e.g., maintenance, insurance, etc.) The Company made separate lease components and non-lease components for all underlying asset classes.

AMBIT AMERICA INC.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2020

2. Summary of significant accounting policies (continued)

Recently Adopted and Issued Pronouncements(continued)

As a result of the adoption of the new lease accounting guidance, the Company recognized on April 1, 2019 (the beginning of the earliest period presented) (a) a lease liability of $215,888, which represents the present value of the remaining lease payments of $233,704, discounted using the Company's incremental borrowing rate of 5.1%, and (b) a right-of-use asset of $201,374, which represents the lease liability of $215,188 adjusted for deferred rent of $14,814.

3. Related-party transactions

During the year, the Company received facility service fee revenue from the Affiliate for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act, 1934. As of March 31, 2020, the Company has a due from affiliate of $712,347 which includes the entire facility service fee.

The Company and its Parent entered into an expense-sharing agreement which provides business support to the Company for services such as IT, human resources, legal, finance and accounting. As consideration for these services, the Company is charged a monthly fee by its Parent. The fee is based on the Parent company's costs to provide the services. The Parent has waived the payment of the service fee through March 31, 2020.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020 the Company had net capital of $474,225, which exceeded the minimum requirement of $250,000 by $224,225. At March 31, 2020, the Company's ratio of aggregate indebtedness to net capital was .1350 to 1

6. Commitments and contingencies

Office lease

The Company has an office lease for its office which commenced on January 17, 2017 for a period of 62 1/2 months terminating in March 2022. The lease is non-cancellable with provisions for assignment or sub-leasing. Payments escalate as scheduled in the lease.

6. Commitments and contingencies(continued)

Office lease(continued)

The Company accounts for the lease as an operating lease, using its incremental borrowing rate of 5.1% to measure the right of use liability. Maturities of the obligation under the non-cancelable operating lease as of March 31, 2020 are as follows:

Years Ending March 31,

2021	$ 77,875
2022	80,406
Total future minimum lease payments	158,281
Less present value discount	(8,217)
Total	$ 150,064

Weighted average remaining lease term	2.0 years
Weighted average discount rate	5.1%

The lease liability on the statement of financial condition amounts to $150,064 at March 31, 2020. At March 31, 2020, the Company has a security lease deposit on its office of $23,583 which is included in Other Assets in the statement of financial condition.

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position.

7. Off-balance-sheet risk and concentrations of credit risk

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. The cash balances in excess of FDIC limit were $288,287 as of March 31, 2020.

8. Retirement Plans

The Company maintains a 401(k) retirement plan (the"Plan") for the benefit of its eligible employees who can voluntarily participate. All employees are eligible to join the Plan upon the one-year anniversary of their date of hire and attaining the age of 21. Employees make

8. Retirement Plans(continued)

contributions to the Plan in amounts based upon limits established by Sections 402(g) and 414(v) of the Internal Revenue Code. The Company contributes to the Plan by means of a 100% matching contribution up to 6% of the employee elective deferral.

9. Subsequent events

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. As of June 30, 2020, the Company's business operations and revenue sources have not been impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.